Exhibit 99.2

LICHEN CHINA LIMITED 15TH FLOOR, XINGANG SQUARE HUBIN NORTH ROAD, SIMING DISTRICT XIAMEN CITY, FUJIAN PROVINCE, CHINA 361013 VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V60726-P23183 LICHEN CHINA LIMITED THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. The Board of Directors recommends you vote FOR the following proposals: For Against Abstain 1. As an ordinary resolution, “That (a) the increase of the authorized share capital of the Company from US$50,000.00 divided into (a) 1,000,000,000 series A ordinary shares of par value US$0.00004 each and (b) 250,000,000 series B ordinary shares of par value US$0.00004 each, to US$1,000,000.00 divided into (a) 20,000,000,000 series A ordinary shares of par value US$0.00004 each and (b) 5,000,000,000 series B ordinary shares of par value US$0.00004 each, by the creation of additional (a) 19,000,000,000 series A ordinary shares of par value US$0.00004 each and (b) 4,750,000,000 series B ordinary shares of par value US$0.00004 each to rank pari passu in all respects with the existing shares in the capital of the Company be and is hereby approved (the “Share Capital Increase”); and (b) any one director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as the he or she may consider necessary or desirable to give effect to the Share Capital Increase and the transactions contemplated thereunder and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company.” 2. As an ordinary resolution, “That (a) the consolidation of the Company’s issued and unissued series A and series B ordinary shares at a ratio of not less than one (1)-for-twenty (20) and not more than one (1)-for-two hundred (200) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion within one year after the date of passing of this resolution (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved and (c) the Board be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.” 3. As a special resolution, “That subject to and conditional upon the passing of Resolution One above in respect of the Share Capital Increase, with immediate effect after the close of this meeting, (a) the amendment of the existing amended and restated memorandum and articles of association of the Company to reflect the Share Capital Increase be and is hereby approved; (b) the amended and restated memorandum and articles of association of the Company (the “Amended and Restated Memorandum and Articles of Association”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company and (c) any one director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the adoption of the Amended and Restated Memorandum and Articles of Association and the transactions contemplated thereunder and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company.” 4. As a special resolution, “That subject to and conditional upon the passing of Resolution Two above in respect of the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the existing amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation be and is hereby approved; (b) the amended and restated memorandum and articles of association of the Company be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company and (c) any one director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the amendment of the amended and restated memorandum and articles of association of the Company and the transactions contemplated thereunder and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company.” 5. As a special resolution, “That subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands, with effect from the date of issue of the certificate of incorporation on change of name by the Registrar of Companies in the Cayman Islands, (a) the change of the English name of the Company from “Lichen China Limited” to “Lichen International Limited” and the dual foreign name in Chinese of the Company from “理臣中國有限公司” to “理臣国际有限公司” (the “Name Change”) be and is hereby approved; (b) the amendment of the existing amended and restated memorandum and articles of association of the Company to reflect the new name of the Company be and is hereby approved and the amended and restated memorandum and articles of association of the Company be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company; and (c) any one director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where appropriate, which he or she may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Name Change and the amendment of the amended and restated memorandum and articles of association of the Company and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company. ” 6. As a special resolution, “That (a) article 62 of the existing articles of association of the Company be deleted in its entirety and replaced with the following new article 62: “62. The instrument appointing a proxy shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting, or adjourned meeting, provided that the Chairman of the meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of telex, cable, telecopy, email, secure electronic submission, or telephonic confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company. Votes submitted through an Electronic Voting System or a Telephonic Voting System shall be treated as validly cast and equivalent to votes cast in person or by proxy at the meeting.” b) the following new definitions of “Electronic Voting System” and “Telephonic Voting System” be inserted in article 1 of the existing articles of association of the Company: “Electronic Voting System” means any internet-based or software-enabled system approved by the Directors that allows Members to cast votes remotely. “Telephonic Voting System” means any system using telecommunication technology approved by the Directors for securely collecting votes from Members. (together with (a) above, the “Meeting Amendment”); (c) the amendment of the existing amended and restated memorandum and articles of association of the Company to reflect the Meeting Amendment be and is hereby approved and the amended and restated memorandum and articles of association of the Company be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company; and (d) any one director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where appropriate, which he or she may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Meeting Amendment and the amendment of the amended and restated memorandum and articles of association of the Company and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company.” 7. As an ordinary resolution, “That the Meeting be and is adjourned to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Resolution One above, Resolution Two above, Resolution Three above, Resolution Four above, Resolution Five above, and/or Resolution Six above.” Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature [PLEASE SIGN WITHIN BOX] Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V60727-P23183 LICHEN CHINA LIMITED ANNUAL MEETING OF SHAREHOLDERS FEBRUARY 10, 2025 09:00 PM CHINA TIME THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The shareholder(s) hereby appoint(s) Ya Li and Zhixiang Fang, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) Stock of LICHEN CHINA LIMITED that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 09:00 PM China Time (February 10, 2025, 08:00 AM Eastern Time), on February 10, 2025, at the company’s office on the15th Floor, Xingang Square, Hubin North Road, Siming District, Xiamen City, Fujian Province, China, 361013, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on the reverse side